

Mail Stop 3628

June 8, 2009

Via Facsimile and U.S. Mail

Stephen A. Sherwin, M.D.
Chief Executive Officer
Cell Genesys, Inc.
400 Oyster Point Boulevard, Suite 525
South San Francisco, Ca 94080

**RE: Cell Genesys, Inc.
        Schedules TO-I and TO-I/A
        Filed May 22, 2009 and June 1, 2009
        File No. 5-43085**

Dear Dr. Sherwin:

   We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Item 10. Financial Statements

1. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to

security holders. Please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance. Please revise to include the required summary financial statements.

(a)(1)(A): Offer to Exchange

General

2.   We note your disclosure throughout that Tang Capital has agreed to not withdraw its Existing Notes in the Exchange Offer unless the Settlement Agreement is terminated or the Exchange offer is terminated because the minimum condition is not satisfied. In that regard, it appears that Tang Capital is not being afforded some of the protections of the tender offer rules such as the ability to withdraw during the duration of the Exchange Offer. Please explain how Tang Capital's inability to withdraw its securities is consistent with Section 29(b) of the Exchange Act, which generally prohibits entering into contracts in order to avoid violating any securities laws.

Forward-Looking Statements

3.   We note your statement where you refer to "forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995." Please revise your document to clarify that forward-looking statements made in connection with your offer are not subject to the safe harbor protections under the Private Securities Litigation Reform Act of 1995.

4.   Please revise to eliminate the statement in this section that you "do not undertake any obligation to update forward-looking statements." This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

Miscellaneous, page 48

5.   We note your disclosure in this section and throughout your document that if you become aware of "any jurisdiction" where the tender offer or acceptance of shares would not be in compliance with that jurisdiction's applicable law, you may not make the tender offer in that jurisdiction. Please clarify, if true, that you are referring to an U.S. state and not a non-US jurisdiction. If not, please advise us as to how you are complying with the all-holders provision in Rule 13e-4(f)(8)(i) as we view Rule 13e-4(f)(9)(ii) permitting exclusion only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Exhibit 99.(a)(1)(B): Letter of Transmittal

6.   Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

VIA FACSIMILE (650-473-2601)
cc: Sam Zucker, Esq.
        Eric C. Sibbitt, Esq.
        O'Melveny & Myers LLP